[redacted]

13010635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8- 68469

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodside Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1530 Page Mill Road, Suite 200
(No. and Street)

Palo Alto (City) CA (State) 94304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Mischou 650-391-2075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California
County of Santa Clara

On February 27, 2013 before me, Sharon M. Kachadoorian,
Date — Here Insert Name and Title of the Officer

personally appeared Greg L. Mischou
Name(s) of Signer(s)

SHARON M. KACHADOORIAN
Commission # 2000166
Notary Public - California
Santa Clara County
My Comm. Expires Dec 7, 2016

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: ______________
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________

Document Date: ______________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________
- ☐ Corporate Officer — Title(s): ______________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______________
- ☐ Corporate Officer — Title(s): ______________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

OATH OR AFFIRMATION

I, Greg Mischou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodside Capital Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SHARON M. KACHADOORIAN
Commission # 2000166
Notary Public - California
Santa Clara County
My Comm. Expires Dec 7, 2016

Notary Public

Signature

Senior Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Woodside Capital Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

Contents

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation

11300 W. Olympic Blvd., Suite 875

Los Angeles CA 90064

310-477-8150 ~ Fax 310-477-8152

joeyafeh@cpasocal.com

PCAOB # 3346

Report of Independent Auditor

Member
Woodside Capital Securities, LLC
Palo Alto, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Woodside Capital Securities, LLC as of December 31, 2012 and related statements of income, changes in member's equity and changes in financial condition for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Woodside Capital Securities, LLC's management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodside Capital Securities, LLC as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. This supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 6, 2013

Woodside Capital Securities, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash	$192,644
Accounts receivable	134,424
Total Assets	$327,068

Liabilities and Member's Equity

Liabilities

Accounts payable	$ 11,344
Commission payable	167,998
Accrued expenses	9,544
Total Liabilities	188,886
Member's Equity	138,182
Total Liabilities and Member's Equity	$327,068

See accompanying notes to financial statements

Woodside Capital Securities, LLC
Statement of Income
For the Year Ended December 31, 2012

Revenue	
Research income	$ 331,573
Success fees	1,265,942
Interest and dividends	1
Total Revenues	$1,597,516
Expenses	
Commissions	1,049,414
Miscellaneous	495
Professional fees	16,427
Regulatory fees	18,271
Travel expense	24,000
Total Expenses	1,108,607
Income Before Taxes	488,909
State Income Tax	6,800
Net Income	$ 482,109

See accompanying notes to financial statements

Woodside Capital Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

	Member's Equity
Balance, December 31, 2011	$ 110,338
Capital distributions	(454,265)
Net Income	482,109
Balance, December 31, 2012	$ 138,182

See accompanying notes to financial statements

Woodside Capital Securities, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2012

Cash Flows from Operating Activities:	
Net income from operations	$ 482,109
Commission receivable	155,484
Accounts receivable	(134,424)
Prepaid expense	315
Accounts payable	(9,787)
Commission payable	93,438
Accrued expenses	9,544
Net cash provided from operating activities	596,679
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Capital distribution	(454,265)
Net cash used in financing activities	(454,265)
Net increase in cash	142,414
Cash: Beginning of the year	50,230
Cash: End of the year	$ 192,644
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for state taxes	$ 6,800

See accompanying notes to financial statements

Woodside Capital Securities, LLC
Notes to Financial Statements
December 31, 2012

Note 1 – Organization and Nature of Business

Woodside Capital Securities, LLC (the "Company") is a Delaware Limited Liability Company as of August 21, 2009 and approved by FINRA on October 28, 2010 to operate as a broker/dealer.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Mergers & Acquisitions
- Market Research

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income – Success fees are recorded when the transactions of private placement of securities or investment banking services are completed in accordance with the terms of the agreements. Research income is recorded as earned when services are provided in accordance with the terms of the agreements.

Accounts Receivable - Accounts receivable represents amounts that have been billed to clients. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. As of December 31, 2012, the Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$192,644	-	-	$192,644

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 0	$ 0

Note 5– Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. At December 31, 2012, the Company had net capital of $127,670 which was $115,077 in excess of its required net capital of $12,593. The Company's net capital ratio was 1.5 to 1.

Note 6 – Provision for Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2012, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $6,000. Tax returns for years 2011 and 2012 are open for examination by the tax authorities.

Note 7 – Expense Sharing Agreement

The Company has an agreement with its parent company whereby the parent company provides all management and back office services required. This includes administration of its business including information systems, human resource assistance, bookkeeping, clerical services and all overhead.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through February 6, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Woodside Capital Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended December 31, 2012

Computation of Net Capital	
Member's Equity	$138,182
Non Allowable Assets:	
Commission receivable	(10,512)
Net Capital	$127,670
Computation of Net Capital Requirements	
Minimum net capital required 6-2/3 of total liabilities	$ 12,593
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 12,593
Excess Capital	$115,077
Deficient net capital at 1000% (net capital less 10% of aggregate indebtedness)	$108,781
Computation of Aggregate Indebtedness	
Total liabilities	$188,886
Percentage of aggregate indebtedness to net capital	148 %

Reconciliation

The following is a reconciliation at December 31, 2012 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Unaudited net capital computation	$127,670
Audited net capital computation	$127,670

See accompanying notes to financial statements

Woodside Capital Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirement is not applicable to Woodside Capital Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Woodside Capital Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to Woodside Capital Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

PART II

Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
Woodside Capital Securities, LLC
Palo Alto, CA

In planning and performing my audit of the financial statements of Woodside Capital Securities, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 6, 2013

Joseph Yafeh CPA, Inc.

A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Member
Woodside Capital Securities, LLC
Palo Alto, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Woodside Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Woodside Capital Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Woodside Capital Securities, LLC's management is responsible for the Woodside Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Member
Woodside Capital Securities, LLC
Page 2

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 6, 2013